News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite 400 Calgary, Alberta T2S 0B1 Canada ph 403-770-1934 fx 403-770-1935

TAG Oil Announces SuppleJack South-1 Commences Drilling

Calgary, Alberta – December 6th, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the SuppleJack South-1 well has commenced drilling to a target downhole location in PEP 38765 (TAG ownership: 13.33%) Taranaki Basin, New Zealand. SuppleJack South-1 is an exploration well designed to test a seismic sweet spot that was identified and tested gas and condensate in the SuppleJack-1 well on PEP 38741 (TAG ownership: 20%). The well will also test the lateral extent of the Upper Mt. Messenger Sandstone level, also interpreted as gas bearing in SuppleJack-1. SuppleJack South-1 will be drilled to a planned measured depth of 2000m and will take approximately 14 days to complete.

Following the SuppleJack South-1 well, OD&E Rig# 19 will move immediately to drill the Arakamu-1 well located in PEP 38757 (TAG ownership: 100%).

For further information please visit our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.